UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: March 6, 2020
Commission File Number: 001-33414

Denison Mines Corp.
(Translation of registrant’s name into English)

1100-40 University Avenue, Toronto Ontario, M5J 1T1 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form    40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.

/s/ Amanda Willett
Date: March 6, 2020	Amanda Willett
Corporate Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1 99.2 99.3 99.4 99.5
Consolidated Financial Statements for the financial year ended December 31, 2019
Management's Discussion and Analysis for the financial year ended December 31, 2019
Ontario Form 13-502F1 - Reporting Issuer Participation Fee Form
Alberta Form 13-501F1 - Reporting Issuer Participation Fee Form
Press release dated March 5, 2020

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase